UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Integrated Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

16936N104
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,411,652
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,411,652

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,411,652

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.99%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	3,411,652
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	3,411,652

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,411,652

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.99%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity China GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advantage Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 16936N104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

VCAF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         ☐
(b)         ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	0
	6. SHARED VOTING POWER	See Item 4
	7. SOLE DISPOSITIVE POWER	0
	8. SHARED DISPOSITIVE POWER	See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

See Item 4

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

See Item 4

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	The name of the issuer is China Integrated Energy, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Dongxin Century Square, 7th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, People’s Republic of China, 710043.

Item 2.

(a)
This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Master Fund”), (ii) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the “China Fund”), (iii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the “China Fund GP”), which serves as the general partner of the China Fund, (iv) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the “China Fund Ltd.”), which controls the China Fund GP, (v) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and together with the Master Fund and the China Fund, the “Funds”), (vi) VCAF GP, LLC, a Delaware limited liability company (“VCAF GP”), which serves as the general partner of VCAF, (vii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the “Investment Manager”), and (viii) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the “Filers”). Each of the Funds is a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The Funds directly beneficially own all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Funds voting and dispositive power with respect to such shares. The China Fund GP and China Fund Ltd. may be deemed to share with the China Fund voting and dispositive power with respect to such shares owned by the China Fund and VCAF GP may be deemed to share with VCAF voting and dispositive power with respect to such shares owned by VCAF. Each Filer disclaims beneficial ownership with respect to any shares other than those beneficially owned directly by such Filer.

(b)	The principal business office of the Master Fund is:

c/o Ogier Fiduciary Services (Cayman) Limited
P.O. Box 1234
113 South Church Street
Queensgate House
Grand Cayman KY1-1108
Cayman Islands

The principal business office of each of VCAF, VCAF GP, the Investment Manager and Mr. Benowitz is:

20 West 55th Street, 5th Floor
New York, New York 10019
USA

The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

Suites 13 and 15
Sarnia House
Le Truchot
St Peter Port
Guernsey GY1 4NA

(c)	For citizenship information see Item 4 of the cover page of each Filer.

(d)	This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

As of December 31, 2009, the Funds collectively: (i) owned 1,780,074 shares of Common Stock, (ii) had the ability to acquire up to 1,631,578 shares of Common Stock within 60 days through the exercise or conversion of derivative securities, and thus (iii) beneficially owned 3,411,652 shares of Common Stock, representing 9.99% of all of the outstanding shares of Common Stock.

The foregoing percentage is based on 32,519,091 shares of Common Stock outstanding as of November 4, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 16, 2009.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.
Item 10.  Certification.

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 16, 2010

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VCAF GP, LLC
VISION CAPITAL ADVANTAGE FUND, L.P.

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as Managing Member of VCAF GP
(for itself and on behalf of VCAF), and as a Director of the
Master Fund

VISION OPPORTUNITY CHINA LP
VISION OPPORTUNITY CHINA GP LIMITED
VISION OPPORTUNITY CHINA FUND LIMITED

By:	/s/ David Benway
David Benway, as a Director of the China Fund GP
(for itself and as general partner of the China Fund)
and the China Fund Ltd.